


Paolo Cadegaini · 2nd

Industrial Design Degree from Brera Academy Milan, ISSA certified personal trainer, already 1UP Nutrition ambassdor, Miami resident since 2013, +5 years experience in Food & Beverage Industry.

Miami Beach, Florida, United States · 25 connections ·

[Contact info]

 **SquarEat**

Accademia di Belle Arti di Brera

Experience



Chief Operating Office
SquarEat · Full-time
Apr 2020 – Present · 1 yr 1 mo
Miami, Florida, Stati Uniti d'America

Industrial Design Degree from Brera Academy Milan, ISSA certified personal trainer, already 1UP Nutrition ambassdor, Miami resident since 2013 and active member of the city's fitness community,
+5 years experience in Food & Beverage Industry.

Personal Trainer
Self-employed
Jun 2018 – Mar 2020 · 1 yr 10 mos
Miami

Organization Manager
HOSTERIA ROMANA, INC. · Full-time
Oct 2015 – Jun 2018 · 2 yrs 9 mos
Miami, Florida, Stati Uniti d'America



Food Server
via Napoli · Full-time
Oct 2013 – May 2014 · 8 mos
Orlando, Florida, Stati Uniti d'America

Agente di Commercio
Johnsons ADV · Full-time
2012 – Sep 2013 · 1 yr

Education



Accademia di Belle Arti di Brera
Designer, Design e comunicazione visiva, generale, 104 / 110
2006 – 2011

Skills & endorsements

New business development

Business Development

Fitness

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